May 21, 2015

BY EDGAR SUBMISSION

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4720

Washington, D.C. 20549

Attention: Kevin Woody, Branch Chief

Re:	Lamar Advertising Company
Lamar Media Corp.
Form 10-K for the year ended December 31, 2014
Filed February 26, 2015
File Nos. 001-36756 and 001-12407

Dear Mr. Woody:

On behalf of Lamar Advertising Company and Lamar Media Corp. (collectively referred to herein as “Lamar” or the “Company”), we submit this letter in response to the comments provided to Lamar from the staff of the Securities and Exchange Commission (the “Staff”), in a letter dated May 13, 2015 (the “Letter”), relating to Lamar’s Form 10-K for the fiscal year ended December 31, 2014 (the “Form 10-K”). Set forth below are the Staff’s comments followed by the Company’s responses. The responses are keyed to the numbering of the comments in the Letter and appear following the comments, which are restated below in italics. The factual statements and information set forth below are based entirely on information furnished to us by the Company and its representatives, which we have not independently verified. All statements of belief are the belief of the Company.

Form 10-K for the year ended December 31, 2014

General

1.	Please tell us whether you track same-board performance across your display types. If you do, please expand upon your disclosure in future Exchange Act reports to discuss period to period changes in same-board performance, including disclosure on how you determined same-board.

Securities and Exchange Commission

May 21, 2015

RESPONSE:

In response to the Staff’s comment, the Company notes that it has three primary display types (billboards, transit advertising displays and logo signs). Although the Company has billing data in various forms, including based on type of display, it does not track same-board performance by individual display type. Billboards constitute approximately 90% of the Company’s annual revenue and, as a result, the Company’s management tracks consolidated net revenue to measure operating performance. Similarly, management tracks acquisition-adjusted consolidated net revenue in the prior period against consolidated net revenue in the current period to assess same-board performance on a period over period basis. The Company does, however, highlight changes in revenue, including if applicable revenue changes by display type, in its Exchange Act reports.

Acquisition-adjusted net revenue adjusts the Company’s net revenue for the prior period by adding to it the net revenue generated by the acquired assets before its acquisition of these assets for the same time frame that those assets were owned in the current period. In addition, the Company adjusts the prior period to subtract revenue generated by the assets that have been divested since the prior period and, therefore, no revenue derived from those assets is reflected in the current period. The Company intends to continue to report acquisition-adjusted net revenue in future Exchange Act reports as the metric used by management to track same-board operating performance.

Schedule III, page 69

2.	In future filings, please revise the presentation of your summary of real estate activities to separately present information on your capitalized costs broken out by 1) new investments, 2) redevelopments, 3) recurring capex, and 4) land acquisitions (i.e. ground lease purchases). Additionally, we note that in your discussion of liquidity and capital resources on page 32 you disclose that your capital expenditures excluding acquisitions were $107.6 million during 2014, and that you financed acquisition activity of $65 million with cash on hand. Please reconcile these amounts to the amounts disclosed in your Schedule III in your response to us, and include any necessary reconciliation in future filings.

Securities and Exchange Commission

May 21, 2015

RESPONSE:

In response to the Staff’s comment, the Company confirms that it will revise its presentation of real estate activities in Schedule III to present the requested detail with respect to capitalized costs. An illustration of the revised presentation as of December 31, 2014 is set forth below.

Schedule of Real Estate and Accumulated Depreciation

December 31, 2014

(In thousands)

Description(1)	Encumbrances	Initial Cost(2)	Gross Carrying Amount(3)	Accumulated Depreciation	Construction Date	Acquisition Date	Useful Lives
317,597 Displays	—	—	$2,520,644	$(1,903,434)	Various	Various	5 to 20 years

(1)	No single asset exceeded 5% of the total gross carrying amount at December 31, 2014
(2)	This information is omitted, as it would be impracticable to compile such information on a site-by-site basis
(3)	Includes sites under construction

The following table summarizes activity for the Company’s real estate assets, which consists of advertising displays and the related accumulated depreciation:

December 31, 2014
Gross real estate assets:
Balance at the beginning of the year	$2,459,425
Capital expenditures on new advertising displays(4)	53,832
Capital expenditures on improvements/redevelopment of existing advertising displays	12,961
Capital expenditures other/recurring	25,870
Land acquisitions	173
Acquisitions of advertising displays	6,021
Assets sold or written-off	(36,392)
Foreign exchange	(1,246)

Balance at the end of the year	$2,520,644

Accumulated depreciation:
Balance at the beginning of the year	$1,799,325
Depreciation	135,679
Assets sold or written-off	(30,994)
Foreign exchange	(576)

Balance at the end of the year	$1,903,434

(4)	Includes non-cash amounts of $3,126 at December 31, 2014

With respect to the discussion of liquidity and capital resources on page 32 of the Form 10-K, the Company notes that $89.5 million of capital expenditures (net of non-cash amounts) were related to capitalized real estate activities and approximately $6.2 million of the $65.0 million of acquisition activity was related to capitalized real estate activities. The Company has provided illustrative disclosure reconciling these amounts to those listed on Schedule III below and confirms that it will include similar reconciling disclosure in future Exchange Act filings, as applicable.

Securities and Exchange Commission

May 21, 2015

Capital Expenditures. Cash paid for capital expenditures excluding acquisitions were approximately $107.6 million for the year ended December 31, 2014, of which approximately $89.5 million is related to capitalized real estate activities. We anticipate our 2015 total capital expenditures will be approximately $100 million.

Acquisitions. During the year ended December 31, 2014, the Company financed its acquisition activity of approximately $65.0 million with cash on hand, of which approximately $6.0 million was allocated to the acquisition of advertising displays, approximately $0.2 million to land under which advertising displays are placed and the remainder to other assets acquired.

* * *

In connection with responding to the Staff’s comment, the Company acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the Reports, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Form 10-K and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (617) 239-0314 if you have any questions or require any additional information.

Thank you for your attention to this matter.

Very truly yours,

/s/ Stacie S. Aarestad

Stacie S. Aarestad

cc:	Keith Istre, Chief Financial Officer
Lamar Advertising Company
Lamar Media Corp.